Exhibit 99.1

iQIYI Announces Private Placement Financing of US$285 Million

BEIJING, March 4, 2022 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced that the Company has entered into subscription agreements with Baidu and a consortium of financial investors that include Oasis Management Company Ltd., who have agreed to subscribe for and purchase from the Company, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,880 newly issued Class A ordinary shares of the Company, for a total purchase price of US$285 million in cash. Baidu will subscribe for Class B ordinary shares, and the financial investors will subscribe for Class A ordinary shares. The private placement is subject to customary closing conditions and the closing is expected to take place in the near future.

“We would like to thank all our shareholders for their generous support and strong faith in the future outlook of the Chinese long-form video industry. We are committed to our operating strategy that centers around improving our business operating efficiency and generating shareholder values.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI.

The securities sold in the private placement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com